Exhibit 99.2

EuroZinc merged with Lundin Mining Corporation as of October 31, 2006, and now trades as Lundin Mining Corporation under the symbol “LUN” on the Toronto Stock Exchange, under the symbol “LMC” on the American Stock Exchange, and under the symbol “LUMI” on the Stockholm Stock Exchange. EuroZinc and Lundin Mining were merged through a plan of arrangement that provided for all EuroZinc common shares to be exchanged at a ratio of 0.0952 Lundin Mining common shares for each EuroZinc common share.

NEWS RELEASE

November 9, 2006	Release 30-06

EUROZINC ANNOUNCES THIRD QUARTER RESULTS

All dollar amounts are expressed in US dollars unless otherwise noted

Vancouver, British Columbia: EuroZinc Mining Corporation (“EuroZinc” or “the Company”) today announced the financial results for the third quarter of 2006. C. K. Benner, Vice Chairman and CEO of the Company, commented that, “this will be the final quarterly report from EuroZinc as we have successfully merged with Lundin Mining Corporation as of October 31, 2006. As a result of the merger we have formed a new and exciting global base metal company with significant growth opportunities stemming from an excellent asset base and a strong balance sheet.”

Highlights for Third Quarter 2006

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Increased net earnings by 153 percent from the third quarter of 2005 to $64.0 million or $0.11 (C$0.13) per share;

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Generated cash flow from operating activities before changes in non-cash working capital items of $60.0 million or $0.11 (C$0.12) per share;

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Increased cash and cash equivalents by $98.0 million to $195.3 million from the previous quarter;

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Commenced zinc production at Neves-Corvo on July 3rd, 2006;

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Announced merger with Lundin Mining Corporation on August 21, 2006 to create a premier diversified copper and zinc producer; and

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Completed merger with Lundin Mining Corporation on October 31, 2006.

The Company’s unaudited interim consolidated financial statements including related notes, and the management’s discussion and analysis for the three and nine months ended September 30, 2006 are available on the Company’s website at www.eurozinc.com.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com

Additional information related to EuroZinc such as the audited consolidated financial statements for the year ended December 31, 2005, the Annual Information Form, and the Management Information Circular are also available on the Company’s website or on the SEDAR website at www.sedar.com.

A joint investor conference call will be held with Lundin Mining to discuss the Third Quarter 2006 Financials at 8:00 AM Pacific Standard Time (11:00 AM Eastern Standard Time, 17:00 Central European Time) on November 9th, 2006.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Call-in number for the conference call (North America): +1 718 354 1388

Call-in number for the conference call (Europe): +46 8 5352 6408

To take part of the interactive presentation, please log on using this direct link:

https://www.livemeeting.com/cc/premconfeurope/join?id=3943399&role=attend&pw=Lundin2

Or visit the website www.euvisioncast.com and login using the following:

Meeting ID: 3943399

Meeting Password: Lundin2

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com from 8:00 AM EST on the 9th of November.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until November 15, 2006.

Replay number in Europe is: +46 8 5876 9441and in North America: +1 718 354 1112

To access the recording, please enter access code: 3943399#

For further information please contact:

Colin K. Benner	AJ Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

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EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com